SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.10 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    346091606
                              ---------------------
                                 (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Anaconda Tower                             The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number   346091606
               ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,084,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                       [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO

--------------------------------------------------------------------------------

                                Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                               0
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,084,888
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

                                Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Philip F. Anschutz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [X]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     2,298
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           2,298
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,087,186
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

                                Page 4 of 7 Pages

            This Amendment No. 8 to Schedule 13D (the "Schedule 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "Amendment No. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "Amendment No. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "Amendment No. 3"), as further amended by Amendment No. 4, as filed on November 8, 1996 (the "Amendment No. 4"), as further amended by Amendment No. 5, as filed on August 28, 1997 (the "Amendment No. 5"), as further amended by Amendment No. 6, as filed on January 20, 1998 ("Amendment No. 6"), as further amended by Amendment No. 7 filed on May 15, 1998 ("Amendment No. 7"), hereby further amends Items 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D, as so amended.

            This Amendment No. 8 reflects TAC's belief that the number of shares of Common Stock outstanding on April 30, 1998 was 37,320,644 shares.

ITEM 4.     PURPOSE OF TRANSACTION

            The information previously furnished in response to this item is amended to add the following:

            On June 16,  1998,  the  Company  issued to  Anschutz  711 shares of
Common Stock pursuant to a non-discretionary grant under the Forest Oil Corporation Stock Incentive Plan, as amended and restated as of March 22, 1996 and approved by the stockholders of Forest Oil Corporation on May 8, 1996 and May 14, 1997.

            On June 29, 1998, the Company issued to TAC 5,950,000 shares of Common Stock pursuant to the 1998 Anschutz Agreement.

            In connection with the 1998 Anschutz Agreement, TAC and the Company entered into the Second Amendment to the Shareholders Agreement and Amendment No. 2 to the Registration Rights Agreement, respectively, and the Company amended the Rights Agreement. The amendments to the Shareholders Agreement, the Registration Rights Agreement and the Rights Agreement are attached as Exhibits 99.3, 99.2 and 99.1, respectively, to the Current Report on Form 8-K of the Company filed with the SEC on July 8, 1998, which are incorporated herein by reference as Exhibits 9, 10 and 11, respectively.


                                Page 5 of 7 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            The information previously furnished in response to this item is amended to read as follows:

            As of the date of this Amendment No. 8, and after giving effect to the transactions described in the response to Item 4 of this Amendment No. 8:

                         (i) TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 17,084,888 shares of Common Stock; and

                         (ii) Anschutz is the direct beneficial owner of 2,298 shares of Common Stock,

which 17,087,186 shares of Common Stock in the aggregate are approximately 39.5% of the shares of Common Stock that would have been outstanding on April 30, 1998 after giving effect to the issuance of 5,950,000 shares of Common Stock pursuant to the 1998 Anschutz Agreement.

            TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1 and 2 and Amendment No. 7, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1, the First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, Exhibit 8 to Amendment No. 7 and Exhibit 99.3 to the Current Report on Form 8-K of the Company filed with the SEC on July 9, 1998, which is incorporated herein by reference as Exhibit 9, pursuant to which such restrictions have been imposed.

                                Page 6 of 7 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibits:


Exhibit 9 Second Amendment to Shareholders Agreement dated as of June 25, 1998 between Forest Oil Corporation and The Anschutz Corporation, incorporated herein by reference to Exhibit 99.3 to Current Report on Form 8-K of Forest Oil Corporation filed with the Securities and Exchange Commission on July 9, 1998.

Exhibit 10 Amendment No. 2 to Registration Rights Agreement dated June 25, 1998 between Forest Oil Corporation and The Anschutz Corporation, incorporated herein by reference to Exhibit 99.2 to Current Report on Form 8-K of Forest Oil Corporation filed with the Securities and Exchange Commission on July 9, 1998.

Exhibit 11 Amendment No. 2 to Rights Agreement dated June 25, 1998 between Forest Oil Corporation and Chase Mullan Shareholder Services, L.L.C., incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K of Forest Oil Corporation filed with the Securities and Exchange Commission on July 9, 1998.


                                Page 7 of 7 Pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998
---------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ PHILIP F. ANSCHUTZ
--------------------------------------
       Philip F. Anschutz, Chairman

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998
---------------------
Date



ANSCHUTZ COMPANY




By /s/ PHILIP F. ANSCHUTZ
--------------------------------------
       Philip F. Anschutz, Chairman

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998
---------------------
Date



By /s/ PHILIP F. ANSCHUTZ
-----------------------------------
       Philip F. Anschutz